SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 3, 2010

On November 3, 2010, at 02:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Member José de Freitas Mascarenhas, who was replaced by his alternate, Mr. José Carlos Grubisich Filho, was not present at the meeting and justified his absence. The Company’s Chief Executive Officer, Bernardo Gradin and Officers Mauricio Ferro, Marcela Drehmer and Manoel Carnaúba Cortez were present at the meeting. Mr. Marco Antonio Villas Boas, the Person in Charge of Corporate Governance, Mr. Rui Chammas and Mrs. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which were previously sent to the Board Members, as provided for in the Internal Regulations, and will remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken: 1) PD.CA/BAK – 33/2010 – Purchase of Electric Power by Braskem S/A from Chesf – Companhia Hidroelétrica do São Francisco (“Chesf”) – approval of the execution of agreements and documents necessary for the acquisition of electric power by Braskem from Chesf, pursuant to the terms and conditions set out in the respective PD; the Executive Office is hereby authorized to perform the acts necessary for the due implementation of this resolution; 2) PD.CA/BAK – 34/2010 – Taking out of Loans intended for the financing of the construction of the new MVC and PVC Plant in Alagoas – approval of the taking out of loans from Banco Nacional de Desenvolvimento Econômico e Social – BNDES, as well as the creation, in favor of said Bank, of a fourth degree mortgage guarantee on the industrial unit of Basic Input in Rio Grande do Sul owned by the Company, located at Km 52 of BR-386, Pólo Petroquímico de Triunfo, Rio Grande do Sul, object of enrollment No. 5392 of Book No. 2 of the Real Estate Registry Office of the Judicial District of Triunfo/RS, under the terms and conditions set out in Exhibit I of the respective PD, and the Executive Office is hereby authorized to perform the acts necessary for the due implementation of this resolution; and 3) 2011 CALENDAR – approval of the Calendar of the Board of Directors’ ordinary meetings in the year 2011. II) Subjects for Acknowledgement: The persons in charge expounded the matters set out in this item through the following: a) Presentation of the dynamics of the commercial area; b) Presentation of the Green PP Project (Projeto PP Verde); c) Presentation of the supplier FIDC (Investment Fund in Credit Rights) transaction; d) Report from the Coordinator of the Strategy and Communication Committee: Meeting held on September 30, 2010; e) Report from the Coordinator of the Finance and Investment Committee: Meeting held on November 03, 2010; f) Report from the Coordinator of the Persons and Organization Committee: Meeting held on September 21, 2010; and g) Presentation on the sustainable chemistry development program – preliminary study. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, November 03, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice Chairman; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; Francisco Pais; José Carlos Grubisich Filho; Maria das Graças Silva Foster; Newton Sergio de Souza; and Paulo Henyan Yue Cesena].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.